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                                                                    EXHIBIT 18.1

March 11, 2002

The Board of Directors
Wolverine Tube, Inc.

Note 3 of the Notes to Consolidated Financial Statements of Wolverine Tube, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2001 describes a change in method of accounting for certain inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method.

There are no authoritative criteria for determining a "preferable" method of costing inventories based on the particular circumstances; however, we conclude that such change in the method of accounting for inventories is an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

                                                      Very truly yours,



                                                      /s/ Ernst & Young LLP